Exhibit 12.1

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

We did not record earnings for the years ended December 31, 2016, 2015, 2014, 2013 or 2012. Accordingly, our earnings were inadequate to cover fixed charges for each period. The amount of the deficiency by which our earnings did not cover our fixed charges for each such period is disclosed in the table below.

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands)

Deficiency	$(412,830)	$(226,429)	$(283,226)	$(67,792)	$(43,643)

For purposes of calculating the ration of earnings to fixed charges, earnings are calculated as follows: (i) adding (a) pretax income (loss) from continuing operations; (b) fixed charges; (c) amortization of capitalized interest: (d) distributed income of equity investees; and (e) our share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges; and (ii) then subtracting from such sum (A) interest capitalized; and (B) any net income attributable to non-controlling interests. Fixed charges are calculated as the sum of (1) interest costs (both expensed and capitalized); (2) amortization of debt expense and discount or premium relating to any indebtedness; and (3) that portion of rental expense that is representative of the interest factor.

This information should be read in conjunction with our consolidated financial statements and the accompanying notes incorporated by reference in this prospectus.